Fifth Third Bank

H. Samuel Lind, Esq.

Vice President and Counsel

March 6, 2012

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Office of Information Services

Re:	Amendment No. 1 to Preliminary Proxy Statement for Fifth Third Bancorp

Dear Filing Officer:

The enclosed Amendment No. 1 to Preliminary Proxy Statement of Fifth Third Bancorp relates to its Annual Meeting of Shareholders scheduled for April 17, 2012. No fee is required in connection with this filing.

Fifth Third previously filed the original preliminary proxy statement on February 27, 2012. This Amendment No. 1 is being filed in conjunction with the comment letter received from the Staff on March 2, 2012 and Fifth Third’s response filed on March 5, 2012. Definitive proxy materials are expected to be sent to Fifth Third’s stockholders on March 8, 2012. Please contact the undersigned at 513-534-3719 or at sam.lind@53.com with any questions.

Thank you in advance for your help and attention.

Very truly yours,

/s/    H. Samuel Lind

H. Samuel Lind

Enclosures

38 Fountain Square Plaza — MD 10AT76 — Cincinnati, Ohio 45263

(513) 534-3719 — Fax: (513) 534-6757 — sam.lind@53.com